Exhibit 99.2

Brenmiller Energy Ltd.

(“the Company”)

Compensation Policy for Company’s Office Holders

Dated: September 2025

Introduction

1.1	Pursuant to the provisions of the Companies Law, 5759-1999 (hereafter – “the Companies Law”), on June 20, 2022 and June 23, 2022, the Company’s Compensation Committee and the Board of Directors respectively approved a compensation policy (hereafter – the “Policy”), as amended on January 24, 2023, with respect to the terms of service and / or employment of Company’s office holders (as defined below) (hereafter - the “office holders”), after discussing and considering the recommendations of the Company’s Compensation Committee regarding this matter. On July 9, 2025 and July 15, 2025, the Compensation Committee and the Board of Directors respectively approved the renewal of the Policy.

1.2	The provisions of the Policy shall be subject to the provisions of any cogent law applicable to the Company and its office holders in any territory.

1.3	The underlying principles and purposes of the Policy are as follows: (a) promoting the Company’s goals, its work plan and its policy for the long-term; (b) compensating and providing incentives to office holders, while considering the risks that the Company’s activities involve; (c) adjusting the compensation package to the size of the Company and the nature and scope of its activities; (d) creating incentives that are suitable to Company’s office holders by compensating those entitled for compensation under the Policy in accordance with their positions, areas of responsibility and contribution to the development of the Company’s business, the promotion of its targets and the maximization of profits in the short and long-term, taking into account, among other things, the need to recruit and retain qualified, highly-skilled officers in a global and competitive market; and (e) adjusting the compensation of office holders to the contribution of the office holder to the achievement of the Company’s goals.

1.4	This Policy is a multi-annual policy that will be effective for a period of three years from the date of its approval. This policy shall be brought forward for re-approval by the Company’s Compensation Committee (the “Compensation Committee”), the Company’s Board of Directors and the general meeting of its shareholders after three years have elapsed since the date of approval thereof and so forth, unless any changes need to be made to the Policy in accordance with the law and/or in accordance with the Company’s needs.

1.5	Without derogating from the provisions set out in Section 1.4 above, the Company’s Compensation Committee and Board of Directors shall check, from time to time, whether the compensation that is granted under this policy, does, indeed, comply with the terms of this policy and the parameters set therein for each Company office holder.

1.6	This Policy is based, among other things, on the Company’s assessments as to the competitive environment in which it operates and the challenge it faces in recruiting and retaining high-quality officers in such an environment; it is also based on employment terms generally accepted in public companies operating in the Company’s area of activity and on existing employment agreements between the Company and its office holder, which – in order to remove any doubt – this policy cannot change and does not create a commitment between the company and its office holders.

1.7	For the avoidance of doubt, any compensation of office holders (as defined below), which are controlling shareholders (as the meaning of “control” is defined in the Companies Law- 5759-1999) (the “Companies Law”), may require additional approvals under applicable law.

2.	The Policy

2.1	Definitions

Office Holder- as defined in the Companies Law, i.e., Chief Executive Officer (CEO), deputy CEO, Directors, active chairperson, Subordinate office holder, any person filling any of these positions in the Company even if he holds a different title, and any other manager directly subordinate to the CEO.

Subordinate office holder- Office holder subordinate reporting directly to the CEO.

Foreign office holder- Office holder in the position of CEO or subordinate office holder who his / her residency is outside of Israel.

2.2	Components of the Policy

In accordance with the Policy, the compensation of the Company’s office holders shall be based on all or some of the following components:

2.2.1	Basic salary component– refers to the monthly salary of that employee, excluding any social benefits and related benefits, and in respect to compensation paid as consultancy fee or equivalent (to a non-employee office holder) – the monthly gross consultation fees, excluding VAT (if applicable);

2.2.2	Social and related benefits - social benefits as prescribed by local law (pension savings, contributions towards severance pay, contributions towards training fund, vacation pay, sick leave, recreation pay, etc.) and related benefits, such as company vehicle/vehicle maintenance, telephone expenses, laptop, meals at the workplace, gifts on public holidays, etc.

2.2.3	Variable cash compensation (bonus) – short and medium-term compensation, which includes annual bonuses, which are based on results and achievement of targets. The Company may also determine that a certain office holder will be paid discretionary annual / one-time / special bonuses, considering his/her contribution to the Company and the restrictions placed under this policy.

2.2.4	Variable equity-based compensation– share-based payment or another long-term compensation (subject to the existence of valid long-term compensation plans and provided that the Company decides to award such compensation).

(the components in sections 2.2.3 and 2.2.4 above shall be called hereafter: “the variable components”).

At the time of approval of the compensation package of an office holder, the Compensation Committee and Board of Directors of the Company shall assess the compliance of each of those components and of the total cost of employment and/or consultancy fee with the criteria set out in this plan.

The maximum annual cost (including Basic Salary, Social Benefits, Annual Bonus, Equity-based compensation), for each Office Holder shall not exceed NIS3,000K.

2.3	Parameters for reviewing compensation terms

Generally, some or all of the following parameters will be considered when reviewing the compensation terms of a Company office holder:

2.3.1	Education, skills, expertise, tenure (specifically in the Company and in the office holder’s field of expertise in general), professional experience and achievements of the office holder;

2.3.2	The role of the office holder, his areas of responsibility and his employment or services terms under previous wage agreements entered into with this office holder;

2.3.3	The office holder’s contribution to the Company’s business, the achievement of its strategic goals and implementation of its work plans, the maximization of its profits and the enhancement of its strength and stability.

2.3.4	The extent of responsibility delegated to the office holder.

2.3.5	The Company’s need to recruit or retain an office holder with unique skills, knowledge, or expertise.

2.3.6	Whether a material change has been made to the role or function of the office holder, or to the Company’s requirements from this office holder.

2.3.7	The size of the Company and the nature of its activities.

2.3.8	As to service and employment terms that include retirement grants – the term of service or employment of the office holder, the terms of his service and employment over the course of this period, the Company’s performances in the said period, the office holder’s contribution to the achievement of the Company’s goals and the circumstances of the retirement.

2.3.9	(a) The market conditions of the industry in which the Company operates at any relevant time, including the office holder’s salary compared to the salaries of other office holders working in similar positions (or in position of comparable level) in companies whose characteristics are similar to those of the Company in terms of its activity (as described in section 2.3.1 below); (b) the availability of suitable candidates that can serve as office holders in the Company, the recruitment and retainment of the office holders and the need to offer an attractive compensation package in a global competitive market; and (c) changes in the Company’s area of activity and in the scope and complexity of its activities.

2.4	Payroll review

2.4.1	For the purpose of determining the payroll that can be offered to an office holder upon recruitment, the Company will review from time to time the payroll generally accepted in the relevant markets for similar positions in companies, which are similar to the Company in terms of its area of activity/scope of activity/complexity of activity/market value/revenues and other relevant parameters (if such companies exist).

2.4.2	The payroll review will be conducted by the Company itself, or by an external advisor, at the Company’s discretion, after the Compensation Committee has issued its recommendations regarding this matter.

2.5	Basic salary, benefits and other related benefits

2.5.1	The basic salary of a new Company office holder shall be determined taking into accounts the parameters described in section 2.3 above and the conclusions of the payroll review described in section 2.4 above (should such a review be conducted).

2.5.2	The basic salary shall be in absolute numbers and will include additional costs as requires by applicable law and according to Office Holders position (such as a Company vehicle etc.). the Compensation Committee and the Board of Directors may decide to exchange basic salary with equity-based compensation, either in whole or in part, by issuing Restricted Shares (“RS”) or Restricted Shares Units (“RSU”) or options to purchase Ordinary Shares, which will be vested on a monthly basis. In such case the calculation of the RS and RSU value in comparison to the basic salary will include a discount of up to 50% (“Equity-based Compensation in Lieu of Cash Compensation”).

2.5.3	In any case, the basic monthly gross salary, or alternatively, the monthly consultation fees shall not exceed the maximum amount set out below (linked to the Consumer Price Index commencing May 2015) and in any case the annual cost for each office holder shall not exceed NIS1,500K:

Position*	Maximum basic monthly gross salary*
Active Chairperson of the Board of Directors (“Active Chairperson”)**	NIS 75,000
Company’s CEO (“CEO”)	NIS 110,000
Subordinate Office holders	NIS 75,000
Foreign office Holder	$75,000

*	The amounts presented above are in respect of a full-time position (other than the Active Chairperson); those amounts shall change in proportion to the scope of position of the office holder.

** Unless the Active Chairperson hold another position in the Company, in which case he will not be entitled to a double compensation.

2.5.4	Social benefits[1], related benefits, reimbursement of expenses

The Terms of office and engagement of an Executive will include benefits or entitlements mandated by any Applicable Law and may include benefits generally acceptable in the local market or industry or generally available to other employees of the Company (or any applicable Affiliate or division) in accordance with Company policies, including (without limitation) the following benefits listed below. For avoidance of doubt, Executives who are based outside of Israel may receive other similar, comparable, or customary benefits as applicable in the relevant jurisdiction in which they are employed.

(a)	Pension, including 401K

(b)	Education fund

(c)	Severance pay

(d)	Managers insurance

(e)	Medical insurance (including vision and dental) and life insurance, including with respect to immediate family members

(f)	Disability insurance

(g)	Leased car or company car, as well as bearing the cost of related expenses or reimbursement thereof, or the value of the use thereof, including the gross up of car use value, or transportation allowance.

(h)	Telecommunication and electronic devices and communication expenses, including (without limitation) cellular telephone and other devices, personal computer/laptop, internet services, or the value of the use thereof.

(i)	Paid vacation and the number of vacation days that may be accrued, including, if applicable, the redemption thereof

(j)	Sick days

(k)	Holiday and special occasion gifts

(l)	Recuperation pay

(m)	Expense reimbursement (including domestic and international travel expenses and per diem payments)

(n)	Payments for meals during working hours, according to the Company’s policy

(o)	Payments or participation in relocation and related costs and expenses

(p)	Loans or advances (subject to Applicable Law)

(q)	Professional or academic courses or studies

(r)	Newspaper or online subscriptions

(s)	Professional membership dues or subscription fees

(t)	Exculpation and indemnification to the fullest extent permitted by Applicable Law

(u)	Directors’ and officers’ liability insurance, to the fullest extent permitted by Applicable Law.

2.5.5	Any of the above benefits may include gross up of taxes and/or mandatory payments required to be made by applicable law.

2.5.6	Relocation terms

Should any of the Company’s Israeli resident office Holders be relocated on behalf of the Company to the United States, the Company will be entitled to grant that officer a grant of up to $ 50,000 to cover relocation expenses, in addition to health care expenses as may be from time to time.

2.5.7	Insurance, indemnification, and exemption

Insurance

2.5.7.1	Company’s office holders shall be entitled to insurance coverage, including “run-off” and/or SIDE A type policies, to be provided by a liability insurance policy of directors and office holders, including the controlling shareholders, which the Company will purchase from time to time, subject to the approvals required by law.

2.5.7.2	Subject to the provisions of the law, as amended from time to time, and without detracting from the provisions of section 2.5.6.1 above, the Company’s office holders shall be entitled to benefit from coverage provided by a liability insurance of directors and office holders, which the Company will purchase from time to time, subject to the approval of the Compensation Committee alone (and the approval of the Board of Directors, if required by law), provided that the insurance policy meets the following criteria and provided that the engagement with the insurer is entered into under market conditions and will not have a material effect on the Company’s profitability, its assets or liabilities:

a.	The limit of insurer’s liability under the insurance policy shall not exceed $30,000,000 million per claim and during the insurance period covered by that policy, plus reasonable litigation expenses in excess of the abovementioned limit.

b.	The insurance policy may include an entity cover that will cover the Company itself in case of lawsuits filed against it under the securities law (whether those lawsuits are filed only against the Company and whether they are filed against the Company and office holder thereof or an office holder in its related companies). Such cover will be subject to priorities for payment of any insurance benefits according to which the rights of the Directors and Officers to receive indemnity from the Insurer’s take precedence over the right of the Company itself.

c.	Without derogating Section 2.5.6.2(b) above, the total annual premium that the Company will pay to an insurance company for the office holders liability insurance as described above, shall be (i) determined by the Company’s Compensation Committee and after consulting with an insurance expert; and in market conditions and in an immaterial cost at the time of purchasing; or (ii) Shall not exceed a total of $5,000,000.

[1]	As to an office holder that has entered into engagement with the Company whereby no employer-employee relationship exists, the Company may pay the social benefits described above on top of his monthly fee in lieu of the said expenses.
[2]	An office holder shall be entitled to annual leave as prescribed by law, but the Company may grant him further paid leave up to a maximum of 24 working days per year. The Company may allow the office holder to accumulate vacation days over his term of office in accordance with Company’s procedures.

d.	In case of a material change in risk, or a change in control, or in case the policy is not renewed, the Company shall be entitled to purchase a Run-Off coverage of up to 7 years (the “Run Off period”), for a premium for the Run Off period in the rate of up to 400% of the last paid annual premium.

e.	The excess amounts set in the insurance policies shall not exceed the amounts normally applicable in the insurance market for policies of this type as of the date of purchasing and renewing the insurance on a periodic basis.

f.	In this section 2.5.6.2, if the overages do not exceed 10%, this will not be considered as an exemption of the Policy.

Indemnification and Exemption

2.5.7.3	The Company’s office holders may be entitled to an indemnification arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association. The overall amount of indemnification per event to each office holder and to all office holders together, individually or in aggregate, shall not exceed the greater of: (i) 25% of the effective shareholders’ equity of the Company; or (ii) $5,000,000 (the maximum indemnification amount).

For that purpose, the “effective shareholders’ equity of the Company” means the amount of the Company’s shareholders’ equity in accordance with the last consolidated audited or reviewed financial statements of the Company (as applicable) at the time of actual payment of the indemnification. It is hereby clarified that the indemnification shall be paid in excess of any amount paid under the liability insurance of directors and office holders, which the Company has purchased or will purchase from time to time.

2.5.7.4	Company office holders may be entitled to an exemption arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association.

2.6	Compensation in connection with termination of employment

2.6.1	Advance notice period

2.6.1.1	An office holder may be entitled to advance notice period or payment in lieu of advance notice period, as follows:

Active Chairperson- up to 6 months advance notice period.

CEO - up to 6 months advance notice period.

Subordinate office holder - up to 6 months advance notice period.

Foreign office holder- up to 6 months advance notice period.

2.6.1.2	Over the course of the advance notice period, the office holder shall continue to do his job in the Company at the request of the Company, unless the Company decides that he will not do so, in which case the office holder may be entitled to continue and receive over the advance notice period all employment and service terms, which were agreed upon in his employment agreement.

2.6.1.3	The service or employment terms of the office holders may include a provision whereby the Company may terminate the services or employment of the office holder without an advance notice period in cases which deny eligibility for severance pay according to the law, including the following cases: (a) conviction of an offence involving moral turpitude; (b) an office holder who will conduct himself in a disloyal and/or unreliable and/or dishonest manner in his relations with the Company and/or while carrying out actions on its behalf and/or will harm the Company’s reputation; (c) in case the office holder will breach the confidentiality duty towards the Company and/or his duty to protect the Company rights which were developed due to or as part of his work at the Company; (d) Any other case in which the Company is legally entitled to refrain from payment of severance pay.

2.6.2	Severance pay

Office holders, who are Company’s employees, will be entitled to severance pay in accordance with the provisions of the local law.

2.6.3	Retirement terms

2.6.3.1	The retirement terms of Company’s office holders shall be determined by the Compensation Committee and the Board of Directors, in accordance with the following table, while taking into account, among other things, the parameters set out in section 2.3 above, the period of service or employment of the office holder, the terms of service and employment over the course of this period, his contribution to the achievement of the Company’s and the circumstances of the retirement:

Position	Seniority	Validation of the right from termination of employment / services date
CEO	Upon completion of 3 years of service	Up to 6 months gross salary
Subordinate office holder	Upon completion of 3 years of service	Up to 6 months gross salary

2.7	Annual bonus

In addition to the basic salary, the compensation package of Company’s office holders may include eligibility to an annual bonus that is based on measurable targets and to an annual discretionary bonus (hereafter jointly: “the annual bonus”).

For the purpose of this Annual bonus section, whenever the term “salary” is used, it means (i) in the case of an employed office holder – the gross salary as paid to the office holder for the month of December in the relevant year, including any social benefits and related benefits as detailed in section 2.5.4 and 2.5.5 herein and (ii) in the case of office holder with no employer-employee relationship (under service agreement arrangements) – the fee paid to the office holder for the month of December in the relevant year, excluding VAT (if applicable).

2.7.1	Components of the annual bonus

The Company may grant an Office holder an annual bonus up to the maximum annual bonus as described in the table in section 2.7.7 below, based on the compensation plan which will be approved by the compensation committee and the Board of Directors for each year in advance.

At the end of each year, the Compensation Committee and Board of Directors will review the office holders’ meeting their measurable targets in order to determine that component of the annual bonus, which is based on measurable targets. The Compensation Committee and Board of Directors may determine to pay only part of the component of the annual bonus, which is based on measurable targets, if the office holder meets only some of the targets.

According to the rates stated below, the components for each of the Office holders of the annual bonus will be:

(i)	Measurable Company Targets (from the categories in the list below);

(ii)	Measurable Personal Targets (from the categories in the list below); and

(iii)	Discretionary Bonus (according to the limitations set forth herein)

	Measurable Company Targets	Measurable Personal Targets	Discretionary Bonus
Active Chairperson / CEO	0-100%	0-100%	0-25% (by Board of Directors), see section 2.7.3(1) below
Subordinate Office holders	0-100%	0-100%	0-25% (by CEO), see section 2.7.3(2) below.

2.7.2	Measurable Targets (Company and Personal)

Set forth below are several suggested criteria for the annual bonus that is based on measurable targets. It should be clarified that this list is not a closed and binding list. The Compensation Committee and the Board of Directors may consider adding or removing some of those criteria, considering the role of each office holder, his areas of responsibility and the Company’s activity.

A bonus that is based on meeting principal and personal performance metrics that are quantified and set out in the Company’s work plan and attributed to the relevant office holder. These performance metrics may include, among other things:

Active Chairperson and CEO Measurable Targets Criteria

(a)	Sales and marketing targets.

(b)	Increase of revenue targets.

(c)	Engagement in contracts with revenue potential in a determined amount.

(d)	Engagement in collaboration contracts.

(e)	Engagement of material contracts and/or strategic contracts.

(f)	Achievement of product development milestones.

(g)	Reducing costs.

(h)	Achievement of targets/milestones relating to Company’s products and projects.

(i)	Promotion of strategic plans and targets, including targets which were set for the office holder, and which are relevant to the relevant office holder’s area of activity.

(j)	Achievement of regulatory approvals and/or IP related approvals.

(k)	Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.

(l)	Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.

Subordinate office holder Measurable Targets Criteria

(a)	Sales and marketing targets.

(b)	Increase of revenue targets.

(c)	Engagement in contracts with revenue potential in a determined amount.

(d)	Engagement in collaboration contracts.

(e)	Engagement of material contracts and/or strategic contracts.

(f)	Achievement of product development milestones.

(g)	Reducing costs.

(h)	Achievement of targets/milestones relating to Company’s products and projects.

(i)	Promotion of strategic plans and targets, including targets which were set for the office holder, and which are relevant to the relevant office holder’s area of activity.

(j)	Achievement of regulatory approvals and/or IP related approvals.

(k)	Budget and work plan related targets.

(l)	Inventory and Production related targets.

(m)	Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.

(n)	Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.

2.7.3	Discretionary bonus

(1)	With regard to the Company’s CEO and an Active Chairperson of the Board of Directors – most of the annual bonus will be based on measurable targets and an immaterial portion of the annual bonus (for that purpose “immaterial portion” – the higher of (a) a total of 3 (gross) monthly salaries or (b) 25% of the variable components of the bonus (actual bonus and equity-based payment) shall be a discretionary bonus that is based on qualitative criteria.

Notwithstanding the above, if in a specific year the Company does not pay the CEO or the Active Chairperson (as applicable) an annual bonus that is based on measurable targets (i.e., if the discretionary annual bonus paid to the CEO or the Active Chairperson (as applicable) constitutes the total annual bonus paid on that year), then the amount of the discretionary bonus that the Company may pay to the CEO and to the Active Chairperson (as applicable and separately) shall not exceed three (3) gross monthly salaries of that office holder.

(2)	With regard to Subordinate Office Holders– subject to the provisions of the law, Subordinate Office Holders, may be eligible to an annual bonus that is based on measurable targets and to a discretionary annual bonus. It should be clarified that the amount of the discretionary bonus that the Company may pay to Subordinate Office Holders, shall not exceed three (3) gross monthly salaries of the Subordinate Office Holder.

The amount of the annual bonus that is based on measurable targets shall be calculated based on measurable criteria, that will be determined (if they are determined) for each and every office holder at a time close to the date of the discussion held by the Board of Directors for review of the Company’s budget for the forthcoming year, in accordance with the role of the relevant office holder, by the competent organs of the Company (in accordance with the provisions of the law and the positions of the Securities Authority, as amended from time to time), provided that the targets applicable to Subordinate Office Holders, shall be determined by the Company’s Compensation Committee and Board of Directors, at the recommendation of the CEO.

The Compensation Committee and the Board of Directors may decide to change the measurable targets at any time during the year if the change is for the best interest of the Company and for special circumstances (for example: change of job description, regulatory changes, other material events), that the Compensation Committee and Board of Directors believes that justify making such change (including retroactive change).

2.7.4	Neutralization of one-off events

As part of the calculation of the eligibility to annual bonus that is based measurable targets on the basis of financial statements data (if such targets are set) the Board of Directors or the Compensation Committee will be authorized to neutralize the effect of “one-off events”, or alternatively to decide that such events should not be neutralized in a certain year, as applicable.

2.7.5	The Company’s competent organs shall approve this component based, among other things, on data presented by the Company’s management and based on personal assessment and recommendation issued by the Company’s CEO (with regard to Subordinate office holders) and by the Company’s Board of Directors with regard to Active Chairperson and the CEO, while listing the underlying reasons for their recommendation.

Notwithstanding the foregoing, subject to applicable law, the Company’s competent organs shall be entitled to approve payment of discretionary bonus on an Annual, quarterly, monthly, or otherwise basis.

2.7.6	Annual bonus that is based on measurable targets only

2.7.6.1	Subject to the provisions of the law and the positions of the Israeli Securities Authority (as amended from time to time):

a.	The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to Active Chairperson of the Board of Directors or any other director, if one of the following (1) or (2) is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre- determined by the Compensation Committee and Board of Directors.

(2)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the office holder in question serves both as a director and in an operational role in the Company; (c) The Compensation Committee and Board of Directors approved the targets, other than the said directors, who receive from the Company a bonus based on measurable targets, did not take part in the approval of those targets (whether in their capacity as directors or in their capacity as other office holders in the Company).

b.	The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to an office holder, who is a controlling shareholder or a relative thereof (as these terms are defined in the Companies Law), if one of the following (1) or (2) is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre- determined by the Compensation Committee and Board of Directors.

(2)	The Board of Directors has determined a clear target that is based on financial statements data and which applies in the same manner to the controlling shareholder and his relative and to other office holders, who are not related to the controlling shareholder.

2.7.7	The maximum annual bonus of office holders as of date of payment thereof (both in respect of Discretionary Bonus and in respect of bonus based on Measurable Targets):

Role	Maximum Annual Bonus[3]
Active Chairperson	Up to NIS 450,000 (subject to the provisions of section 2.7.3(1) above)
CEO	Up to NIS 1,000,000 (subject to the provisions of section 2.7.3(1) above)
Other Subordinate Office holders	Up to NIS 750,000.

2.7.8	The Compensation Committee and Board of Directors may decide to pay the annual bonus in cash and/or equity.

2.7.9	The Compensation Committee and Board of Directors may decide to postpone the payment of the annual bonus or reduce the amount of the annual bonus to which the office holder is entitled, at their own discretion.

[3]	The maximum values are in respect of the aggregate annual bonus – bonus based on measurable targets and discretionary bonus.

2.7.10	The Company may pay an office holder, who has not completed a full year of employment, a proportionate share of the bonus according to the period of employment of the office holder.

2.7.11	The office holder shall repay to the Company that portion of the bonus he received, which was based on measurable targets, should it be determined that this component was paid to him on the basis of erroneous data and/or data that were restated in the Company’s financial statements, provided that the date of restatement of the financial statements does not fall later than three (3) years after the original approval of the relevant financial statements.

2.8	One-Time Bonus

The Board of Directors, subject to the recommendation of the Compensation Committee and the officer’s direct supervisor, may decide to grant a one-time bonus (beyond the Annual Bonus, as described in Section 2.7 above), to an office holder, including an Active Chairperson and directors, in respect of special efforts performed by the officer and / or in respect of the significant contribution of the officer to the Company’s operations, special projects or extra ordinary achievements which are not in the Company’s general course of business, including but not limited to: IPO, completion of a merger or sale of operations, material agreement, etc. (the “One-Time Bonus”).

An approval of a One-Time Bonus to the CEO, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting, as long as the aggregate amount of the all discretionary bonuses does not exceed 3 monthly salaries.

The aggregate amount of One-Time Bonus and annual bonus, other than the CEO, shall not exceed 4 monthly salaries. The One- Time Bonus is separate from the annual bonus.

2.9	Long-term compensation

2.9.1	The purpose of granting long term compensation is to create an identity of interests between the company’s long term business results and the office holder’s compensation. In addition, granting long term compensation is a tool for preserving personnel. The principles for long-term compensation are as follows:

2.9.1.1	The Company will provide equity-based compensation, which can include options, Restricted Share Units (“RSUs”) and or any other equity-based compensation in accordance with the Company’s THE 2013 GLOBAL INCENTIVE OPTION SCHEME (the “Option Plan” and “Award” or “equity-based compensation”, respectively), to office holders, from time to time at the Board’s discretion. Any grant of Restricted Shares or RSUs, shall be based on measurable targets and/or will be limited to 25% of the aggregate variable compensation value.

2.9.1.2	Vesting Period- The vesting period will not be less than three years with a one (1) year cliff before the first installment, except in cases of acceleration, in accordance with the Policy, the employment agreement and / or services with the office holder and as will be from time to time, or in case the vesting depends on milestones.

2.9.1.3	Acceleration Mechanism- The Board of Directors (and in relation to the CEO or directors, as required by applicable law) may allow immediate acceleration for any unvested Award granted to office holders, upon closing of a Transaction (as defined in the Option Plan) and/or any other event, including termination of employment, in case of change of control etc.,.

It is clarified that the Company’s Board of Directors will be entitled to change the definition of “Transaction” and “Change of Control”.

2.9.1.4	Exercise Price- The exercise price of the equity-based compensation (if applicable) shall be determined by the compensation committee and the Board of Directors and in any case shall not be less than $0.01.

2.9.1.5	Expiration date - up to ten (10) years from the date of grant.

2.9.1.6	The grant of equity-based compensation will be granted as possible under section 102 of the Income Tax Ordinance to employees employed in Israel (in cases of workers abroad under the existing law in those countries).

2.9.1.7	The maximum equity-based compensation value as specified below is for one-year term and shall be calculated on a linear basis:

Maximum amounts as follows:

Role	Active Chairperson	CEO	Subordinate Office holder
Maximum amount	NIS 1,500,000	NIS 2,000,000	NIS 1,500,000

2.9.1.8	the maximum dilution rate at any time will not exceed a rate of 15% of the Company’s issued and outstanding share capital on a fully diluted basis at the time of grant.

2.9.1.9	Other conditions for long-term compensation will be in accordance with the Company’s Option plan or any other long term compensation plan that will be adopted by the Company.

2.9.2	The Compensation Committee and the Board of Directors may decide to exchange accrued and unpaid cash salary given to office holders, including controlling shareholders and/ or relative of controlling shareholder (only in the event described in this section 2.9.2), with RSU, Options or any other or any other equity-based compensation in accordance with the Company’s Option Plan (as defined in the Current Compensation Policy) (the “Exchanged equity-based compensation”).

The Exchanged equity compensation terms will be determined according to the following:

2.9.2.1.	Vesting Period- will be no less than one month.

2.9.2.2	Share Price- will be calculated according to the average of Company’s market share price in the last 5- 30 days (at the Boards’ discretion), with a discount of up to 50%.

All other relevant terms will be as specified in section 2.9.1 above.

2.10	The ratio between the total variable components and the total compensation [4]

Role	The ratio between the total variable components and the total compensation
Active Chairperson of the Board of Directors	Up to 100%
CEO*	Up to 100%
Subordinate Office Holders, if any	Up to 100%
Foreign Office holders	Up to 100%

*	Subject to applicable law.

2.11	Extending the term of existing agreements with Company office holders and making amendments to those agreements

2.11.1	Prior to extending the term of the services or employment agreement with a Company office holder (whether this involves changes to the terms of employment or not), the office holder’s existing compensation package will be assessed in relation to the parameters set out in section 2.3 above and bearing in mind the payroll review, which was conducted by the Company as per section 2.4 above.

[4]	For that purpose, the “variable components” include the annual bonus, one-time bonus and annual value of the share-based payment.

2.11.2	Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes (as defined below) made to the service or employment terms of the Company’s CEO (other than a CEO which is a controlling shareholder) will need to be approved by the Compensation Committee alone, if it approves that the changes are, indeed, immaterial and the change complies with the provisions of this Policy.

2.11.3	Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes made to the service or employment terms of the Subordinate Office Holders (other than a Subordinate office holder which is a controlling shareholder) shall be approved by the Company’s CEO alone, and the approval of the Compensation Committee will not be required, provided that the service and employment terms of that office holder comply with the provisions of this Policy.

In sections 2.11.2 and 2.11.3 above, “immaterial changes to the service and employment terms” are changes, the aggregate value of which does not exceed 10% of the overall annual cost of compensation of the office holder.

2.12	Compensation of directors

2.12.1	Fixed Fee- The directors of the Company will be entitled to annual compensation and participation compensation which will be determined in accordance with the provisions of the Companies Regulations (rules regarding remuneration and expenses for an external director), 2000 hereafter and the Companies Regulations (exemptions for dual companies), 2000 (“the compensation regulations”), as may be from time to time and according to the Company’s rank.

Directors who also serve as Office Holders on a full-time (100%) basis will not receive directors compensation in addition to the Office Holders compensation.

2.12.2	Expenses- In addition, the directors of the Company will be entitled to compensation of travel and parking expenses.

2.12.3	Equity-Based Compensation- an annual equity-based plan to purchase Ordinary Shares by non-executive directors under the Plan, will be allowed, with the approval of the Compensation Committee and the Board (without the need of further shareholders’ approval), as follows:

Each year, at a date determined by the Board, non-executive directors who are members of the Board at the determined time, shall be entitled to a certain amount of options or RSUs to be vested into Ordinary Shares of the Company.

●	For each non-executive member of the Board – the maximum value of $40,000, vested over 4 quarters, at the end of each quarter. In case of options- the exercise price will be $0.01 and the options will expire on the fifth anniversary following the date of grant.

●	For each non-executive member of the Board which is also a committee member – the maximum value of $50,000, vested over 4 quarters, at the end of each quarter. In case of options- the exercise price will be $0.01 and the options will expire on the fifth anniversary following the date of grant.

For new non-executive directors joining the Board of Directors, outside of the normal annual general meeting cycle, annual equity awards would be pro-rated to reflect the remaining period in the annual cycle until the next planned award date. The pro-rated amount of RSUs or Options will be subject to the same vesting schedule as described in this section.

In case a non-executive director ceases any of his or her duties as mentioned above, the unvested RSUs or Options which were granted to him or her for his or her duty will expire immediately. In case of Options, all vested Options shall be exercisable for a period of up to 5 years from date of grant.

The fair value of securities at the grant date, as reflected in the Company’s financial statements, granted to external directors and independent directors (as the case may be) and any other director in the Company, will be calculated on the basis of accepted valuation methods (such as Black & Scholes / Intermediate), based on the according to the average of Company’s market share price in the last 5- 30 days (at the Boards’ discretion).

All other provisions regarding the long-term compensation that apply to the Company’s Office Holders under this Policy, will also apply to the long-term compensation granted to directors.

2.12.4	Per each of the non-executive directors’ request, the Compensation Committee and the Board will have full discretion to determine the combination of cash and equity-based compensation for each non-executive directors each year, which will be determined proportionally. It shall be clarified that in any case, the cash compensation will not exceed the maximum amount allowed under the compensation regulations (as defined above).

[For example: if a director who is also a committee member requests to receive 50% in cash and 50% in equity in one year, the calculation will be as follows: (i) 50% in cash will be calculated according as 50% of the ‘Maximum Amount’ under the compensation regulations (which includes annual compensation and participation compensation); plus (ii) 50% in equity will be calculated as 50% of value of $50,000].

2.13	Recoupment Policy

The Company may seek reimbursement of all, or a portion of any compensation paid to an Office Holder based on financial data included in Company’s financial statements in any fiscal year that are found to be inaccurate and are subsequently restated.

In any such event, Company will seek reimbursement from the Office holders to the extent such Office Holders would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time in accordance with a recoupment (clawback) policy adopted from time to time by the Compensation Committee or the Board of Directors. Any recoupment under this Section 2.13 may be in addition to (and not limited by) any other remedies or rights of recoupment available to the Company pursuant to the terms of any similar policy or under any Applicable Law.

2.14	Exchange Rate

Monetary amounts in this Policy that are quoted in $, subject to the applicable currency exchange rates or any exchange rate determined by the Board.

2.15	The ratio between the gross salary of office holders and the gross salary of all other Company employees as of the date of the compensation policy

The ratio of the average and median gross salary between the officers to the other full-time employees (in practice as of the date of approval of the compensation policy):

Role	Ratio to the average salary[5]	Ratio to Median salary
CEO	3.60	3.82
Subordinate office holders	2.39	2.89

As of the date of the compensation policy in the Company, there are 41 full-time employees. It is clarified that for the purpose of calculating the aforesaid ratios, only the employees of Brenmiller Energy Ltd. were included.

At the time of approval of the compensation policy, the compensation committee examined the existing gaps between the officers and the other employees and found that in light of the nature and structure of the Company, the above ratios will not affect the existing employment relationship in the company. In addition, the compensation committee and the Board of Directors believe that these data have a limited effect on determining the salaries of the Company’s officers, given the structure of the Company.

3.	The powers of the Compensation Committee and the Company’s Board of Directors regarding the Policy

3.1	The Company’s Board of Directors is charged with the management of the Policy and all actions required for management thereof, including the power to interpret the provisions of the Policy where doubts arise as to the manner of its implementation.

3.2	The Company’s Compensation Committee and Board of Directors will assess, from time to time, the Policy and the need to adjust it, inter alia, in accordance with the considerations and principles set out in this policy, while taking into account the changes in the Company’s goals, market conditions, Company’s profits and revenues in previous periods in in real time and any other relevant information.

3.3	In order to assess the Company’s Policy, the Company’s Compensation Committee and its Board of Directors will monitor the implementation of the Policy in the Company.

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[5]	The ratio to the average salary and the median salary refers to the gross salary cost of the employees of Brenmiller Energy Ltd. only, and does not include the cost of the salaries of the officers.